                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                            (Amendment No.        )*

                        Complete Business Solutions, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  20452F 10 7
                                 --------------
                                 (CUSIP Number)

                              Franci J. Blassberg
                              Debevoise & Plimpton
                               875 Third Avenue
                              New York, NY 10022
                                (212) 909-6000
                              ----------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              April 20, 2000
                              --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on the following pages)

CUSIP NO. 20452F 10 7              13D                        PAGE 2 OF 20 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    CDR-COOKIE Acquisition, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,347,826
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,347,826
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,347,826
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 20452F 10 7              13D                        PAGE 3 OF 20 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    CDR-COOKIE Acquisition VI-A, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,347,826
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,347,826
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,347,826
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 20452F 10 7              13D                        PAGE 4 OF 20 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Clayton, Dubilier & Rice Fund VI Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,347,826
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,347,826
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,347,826
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 20452F 10 7              13D                        PAGE 5 OF 20 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Clayton, Dubilier & Rice Fund VI-A Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,347,826
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,347,826
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,347,826
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 20452F 10 7              13D                        PAGE 6 OF 20 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    CD&R Associates VI Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,347,826
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,347,826
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,347,826
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 20452F 10 7              13D                        PAGE 7 OF 20 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    CD&R Investment Associates VI, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,347,826
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,347,826
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,347,826
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 20452F 10 7	13D	Page 8 of 20

Statement on Schedule 13D

      This Statement on Schedule 13D relates to the beneficial ownership of the voting convertible preferred stock, without par value (the “Preferred Stock”) of Complete Business Solutions, Inc., a Michigan corporation (the “Company”) and the common stock, without par value (the “Common Stock”) of the Company. This Statement is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Statement. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the voting Preferred Stock and the Common Stock into which the Preferred Stock is convertible, each issued by the Company. The Company has its principal executive office at 32605 West Twelve Mile Road, Farmington Hills, Michigan 48334.

Item 2. Identity and Background.

      (a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

      The following persons are directors or executive officers of each of CDR-COOKIE Acquisition, L.L.C. (“CDR-Cookie VI”) and CDR-COOKIE Acquisition VI-A, L.L.C. (“CDR-Cookie VI-A” and together with CDR-Cookie VI, the “Purchasers”):

Kevin J. Conway

David H. Wasserman

Stephen Ko

      The following persons are directors or executive officers of CD&R Investment Associates VI, Inc. (“Associates VI, Inc.”):

B. Charles Ames

Michael G. Babiarz

William A. Barbe

Kevin J. Conway

Brian D. Finn

Donald J. Gogel

Thomas E. Ireland

Ned C. Lautenbach

Christopher Mackenzie

Charles P. Pieper

Joseph L. Rice, III

James W. Rogers

CUSIP No. 20452F 10 7	13D	Page 9 of 20

      (b) The business address for each of the following persons listed in Item 2 is c/o Clayton Dubilier and Rice, Inc., 375 Park Avenue, New York, New York 10152:

Messrs. Ames, Babiarz, Barbe, Conway, Finn, Gogel, Ireland, Ko, Lautenbach, Pieper, Rice, Rogers and Wasserman.

      The business address for Christopher Mackenzie is c/o Clayton, Dubilier & Rice Limited, 45 Berkeley Street, London, England, W1A1EB.

      The business address for each of the following persons listed in Item 2 is located at 1403 Foulk Road, Suite 106, Wilmington, DE 19803:

      Clayton, Dubilier & Rice Fund VI Limited Partnership (“Fund VI”), Clayton, Dubilier & Rice Fund VI-A Limited Partnership (“Fund VI-A”), CD&R Associates VI Limited Partnership (“Associates VI”), Associates VI, Inc., CDR-Cookie VI and CDR-Cookie VI-A.

      (c) CDR-Cookie VI is a newly formed Delaware limited liability company organized by Fund VI for the purpose of making an equity investment in the Company. CDR-Cookie VI-A is a newly formed Delaware limited liability company organized by Fund VI-A for the purpose of making an equity investment in the Company.

Fund VI is a private investment fund.

Fund VI-A is a private investment fund.

Associates VI is the general partner of each of Fund VI and Fund VI-A.

Associates VI, Inc. is the general partner of Associates VI.

      Messrs. Ames, Barbe, Babiarz, Conway, Finn, Gogel, Ko, Ireland, Lautenbach, Rice, Rogers and Wasserman are executive employees of Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152.

      Messrs. Mackenzie and Pieper are executive employees of Clayton, Dubilier & Rice Limited and of Clayton, Dubilier & Rice International, Inc.

      (d) and (e) None of the persons or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      (f) Christopher Mackenzie is a citizen of the United Kingdom. All other natural persons listed in this Item 2 are citizens of the United States. Fund VI, Fund VI-A, Associates VI and Associates VI, Inc. are organized under the laws of the Cayman Islands. The Purchasers are organized under the laws of Delaware.

CUSIP No. 20452F 10 7	13D	Page 10 of 20

Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate purchase price for the shares of Preferred Stock and the warrants to acquire additional Common Stock was $100,000,000. The Purchasers obtained such funds from Fund VI and Fund VI-A, which obtained them from a capital contribution from their respective partners.

Item 4. Purpose of Transaction.

      Each of Fund VI and Fund VI-A is a private investment fund that invests in equity and equity-related securities. The Common Stock has been acquired by the Reporting Persons for investment purposes. Subject to certain restrictions set forth in the Stock Purchase Agreement, the Reporting Persons may sell some or all of the Common Stock, either in the open market or in private transactions depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons’ own businesses, general economic conditions and stock market conditions and further developments.

      On March 17, 2000, the Company executed a Stock Purchase Agreement (the “Stock Purchase Agreement”) between the Company and the Purchasers, under which the Purchasers will acquire the following equity securities:

      (a) 200,000 shares of Preferred Stock, convertible into 8,695,652 shares of Common Stock, representing approximately 18.8% of the Common Stock outstanding as of December 31, 1999;

      (b) warrants (the “25 Warrants”) that permit the Purchasers to buy up to 3.5 million additional shares of Common Stock at an exercise price of $25 per share over the four-year period commencing from the earlier to occur of the third anniversary date of issuance and the date on which a share of Common Stock has traded at or above $31 for twenty consecutive trading days; and

      (c) warrants (the “31 Warrants”) that permit the Purchasers to buy up to 1.8 million additional shares of the Common Stock at an exercise price of $31 per share over the seven-year period commencing from the earlier to occur of the third anniversary date of issuance and the date on which a share of Common Stock has traded at or above $35 for twenty consecutive trading days.

      The Stock Purchase Agreement contemplates that the acquisition of the Preferred Stock, the 25 Warrants and the 31 Warrants will be consummated in two closings, the first of which occurred on April 20, 2000 (the “Initial Closing”). At the Initial Closing, the Purchasers acquired 100,000 shares of Preferred Stock and 25 Warrants to purchase an additional 3 million shares of Common Stock, or approximately 16.4% of the outstanding Common Stock on a fully exercised and diluted basis. Subject to the receipt of shareholder approval, at the subsequent closing (the “Subsequent Closing”), the Purchasers will acquire the remaining 100,000 shares of Preferred Stock, 25 Warrants to purchase 500,000 shares of Common Stock and 31 Warrants to purchase 1.8 million shares of Common Stock. At the Initial and Subsequent Closings, the Purchasers will acquire securities equal to approximately 27.1% of the outstanding shares of Common Stock on a fully exercised and diluted basis.

      In addition, under the Stock Purchase Agreement, the Company’s Board of Directors consists of nine directors, three of which are designees of the Purchasers and six of which were selected

CUSIP No. 20452F 10 7	13D	Page 11 of 20

by the Board of Directors of the Company that was in place prior to the Stock Purchase Agreement. For so long as the Purchasers maintain certain levels of ownership of Common Stock, they will have the right to nominate three members of the Company’s Board of Directors and to designate the Co-Chairman of the Board and the Chairman of the Executive Committee of the Board. The number of directors the Purchasers may nominate to the Board of Directors will also increase proportionately to any increase in the number of directors on the Board of Directors beyond 10 persons. The Purchasers are also entitled to at least proportionate representation on all Board committees, unless they are precluded from such membership by law or stock exchange rules.

      The Stock Purchase Agreement also provides that certain transactions are subject to approval of seventy percent of the members of the Board of Directors. The effect of this provision is that for so long as the Purchasers are able to nominate three directors, at least one of them must vote in favor of a transaction of any of the following types in order for it to be approved: (i) most issuances by the Company of equity securities (other than issuances of specified amounts under employee benefit plans, in connection with the exercise of outstanding options or specified amounts issued in public offerings); (ii) any non-de minimis purchase or sale of stock or assets, merger, consolidation or other business combination transaction involving certain Company insiders; (iii) any purchases or acquisitions of stock or assets (whether through merger, consolidation, other business combination, lease or otherwise) in excess of a specified amount in any year; (iv) any sale, lease, transfer or other disposition of assets of the Company in excess of a specified amount in any year; (v) any incurrence of indebtedness by the Company in excess of certain thresholds; (vi) any modification to the Company’s articles of incorporation or by-laws that is inconsistent with the Purchasers’ rights under the Stock Purchase Agreement, and (vii) any change in the composition or authority of the Executive Committee of the Board of Directors.

      Certain other arrangements with respect to corporate governance are set forth in the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. All of the Purchasers’ corporate governance rights under the Stock Purchase Agreement will expire on the date on which the Purchasers fail to own at least 25% of the securities acquired in connection with the Stock Purchase Agreement. All descriptions of the Stock Purchase Agreement contained in this Schedule 13D are qualified in their entirety by reference to the text of the Stock Purchase Agreement.

      Other than as described above or set forth in the Stock Purchase Agreement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a). However, with the right to nominate three of the members of the Board of Directors, the Reporting Persons expect to have the ability to influence any future decisions by the Company with respect to such actions.

Item 5. Interest in Securities of the Issuer. (a)

      (i) The Purchasers are the direct beneficial owners of 7,347,826 shares of Common Stock, representing approximately 16.4% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of December 31, 1999).

CUSIP No. 20452F 10 7	13D	Page 12 of 20

      (ii) By virtue of their positions as the sole members of the Purchaser, Fund VI and Fund VI-A may be deemed to be the beneficial owners of the shares of Common Stock in which the Purchasers have direct beneficial ownership.

      (iii) By virtue of its position as general partner of each of Fund VI and Fund VI-A, Associates VI may be deemed to be the beneficial owner of the shares of Common Stock in which the Purchasers have direct beneficial ownership.

      (iv) By virtue of its position as general partner of Associates VI, Associates VI, Inc. may be deemed to be the beneficial owner of the shares of Common Stock in which the Purchasers have direct beneficial ownership.

      (v) Each of Fund VI, Fund VI-A, Associates VI and Associates VI, Inc. disclaims beneficial ownership of the shares of Common Stock in which the Purchasers have direct beneficial ownership.

      (vi) Except as described in sections (a)(i)-(iv) of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which the Purchasers have direct beneficial ownership.

      (b) The persons listed in sections (a)(i)-(iv) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 7,347,826 shares of Common Stock.

      (c) Pursuant to the Stock Purchase Agreement at the Initial Closing, the Purchasers acquired from the Company 100,000 shares of Preferred Stock, convertible into 4,347,826 shares of Common Stock and 25 Warrants to acquire an additional 3 million shares of Common Stock, for an aggregate consideration of $100 million.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      As of March 17, 2000, the Purchasers entered into a Voting Agreement (the “Voting Agreement”) with Mr. Rajendra B. Vattikuti, the beneficial owner of approximately 9,085,819 shares of Common Stock, or approximately 26.1% of the outstanding shares of Common Stock. Under the Voting Agreement, the Purchasers agree to vote for their shares of Preferred Stock and Common Stock in favor of Mr. Vattikuti’s nominee to the Board of Directors and Mr. Vattikuti agrees to vote his shares of Common Stock in favor of the Purchaser’s nominees to the Board of Directors and the consummation of the transactions contemplated by the Stock Purchase Agreement at the Subsequent Closing. A copy of the Voting Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

      At the Initial Closing, the Purchasers and the Company entered into a registration rights agreement, dated as of April 20, 2000 (the “Registration Rights Agreement”), granting the Purchasers certain demand and piggy-back registration rights with respect to the Common Stock issued upon the conversion of the Preferred Stock and the exercise of the 25 Warrants and the 31 Warrants. A copy of the Registration Rights Agreement is attached as Exhibit 3 to this Schedule 13D.

CUSIP No. 20452F 10 7	13D	Page 13 of 20

      Each of Fund VI and Fund VI-A is a private investment fund that invests in equity and equity-related securities. Associates VI, the general partner of each of Fund VI and Fund VI-A, is entitled to a portion of the net gain realized by Fund VI and Fund VI-A on their investments. The partners of Associates VI, including Associates VI, Inc., the general partner of Associates VI, and the limited partners of Associates VI (which include Messrs. Ames, Babiarz, Barbe, Conway, Finn, Gogel, Ireland, Lautenbach, MacKenzie Pieper, Rice, Rogers and Wasserman) are entitled to a portion of the net gain to which Associates VI is entitled. The shareholders of Associates VI, Inc., which include Messrs. Ames, Babiarz, Barbe, Conway, Finn, Gogel, Ireland, Lautenbach, Mackenzie, Pieper, Rice, Rogers and Wasserman, are entitled to the net gain to which Associates VI, Inc. is entitled. Except as described in this Schedule 13D, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including but not limited to the transfer of any shares of Common Stock, finder’s fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement, dated as of March 17, 2000, between the Company and the Purchasers.

Exhibit 2	Voting Agreement, dated as of March 17, 2000, between the Purchasers and Mr. Vattikuti.

Exhibit 3	Registration Rights Agreement, dated as of April 20, 2000, between the Company and the Purchasers.

Exhibit 4	Joint Filing Agreement, dated April 28, 2000, among the Purchasers, Fund VI, Fund VI-A, Associates VI and Associates VI, Inc.

CUSIP No. 20452F 10 7	13D	Page 14 of 20

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2000

CDR-COOKIE ACQUISITION, L.L.C

By: /s/ David H. Wasserman Name: David W. Wasserman Title: Executive Vice President

CUSIP No. 20452F 10 7	13D	Page 15 of 20

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2000

CDR-COOKIE ACQUISITION VI-A, L.L.C

By: /s/ David H. Wasserman Name: David H. Wasserman Title: Executive Vice President

CUSIP No. 20452F 10 7	13D	Page 16 of 20

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2000

CLAYTON, DUBILIER & RICE FUND VI LIMITED PARTNERSHIP

By: CD&R Associates VI Limited Partnership, the General Partner

By: CD&R Investment Associates VI, Inc., its general partner

By /s/ Joseph L. Rice, III Name: Joseph L. Rice, III Title: Director

CUSIP No. 20452F 10 7	13D	Page 17 of 20

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2000

CLAYTON, DUBILIER & RICE FUND VI-A LIMITED PARTNERSHIP

By: CD&R Associates VI Limited Partnership, the General Partner

By: CD&R Investment Associates VI, Inc., its general partner

By: /s/ Joseph L. Rice, III Name: Joseph L. Rice, III Title: Director

CUSIP No. 20452F 10 7	13D	Page 18 of 20

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2000

CD&R ASSOCIATES VI LIMITED PARTNERSHIP

By: CD&R Investment Associates VI, Inc., its general partner

By: /s/ Joseph L. Rice, III Name: Joseph L. Rice, III Title: Director

CUSIP No. 20452F 10 7	13D	Page 19 of 20

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2000

CD&R INVESTMENT ASSOCIATES VI, INC.

By: /s/ Joseph L. Rice, III Name: Joseph L. Rice, III Title: Director

CUSIP No. 20452F 10 7	13D	Page 20 of 20

EXHIBIT INDEX

Exhibit No.	Description

1.	Stock Purchase Agreement, dated as of March 17, 2000, between the Company and the Purchasers.

2.	Voting Agreement, dated as of March 17, 2000, between the Purchasers and Mr. Vattikuti.

3.	Registration Rights Agreement, dated as of April 20, 2000, between the Company and the Purchasers.

4.	Joint Filing Agreement, dated April 28, 2000, among the Purchasers, Fund VI, Fund VI-A, Associates VI and Associates VI, Inc.